UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
30 January 2024
Commission File Number 1-10691
DIAGEO plc
(Translation of registrant’s name into English)
16 Great Marlborough Street, London W1F 7HS, England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-269929) and registration statements on Form S-8 (File Nos. 333-223071, 333-206290, 333-182315, 333-169934, 333-162490 and 333-153481) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

30 January 2024

EXPLANATORY NOTE

Diageo is filing this report on Form 6-K to provide unaudited recast primary financial statements and selected financial information (within the meaning of Rule 3-20(e) of Regulation S-X under the U.S. Securities Act of 1933, as amended) as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 to reflect the change in the presentation currency of Diageo from sterling to US dollars. Diageo's audited consolidated financial statements as of 30 June 2022 and 30 June 2023 and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023, presented in sterling, were included in our annual report on Form 20-F for the fiscal year ended 30 June 2023 filed with the Securities and Exchange Commission (SEC) on 9 August 2023 (2023 Form 20-F).
This report does not, and does not purport to, recast the information in any other part of the 2023 Form 20-F not updated herein or update any other information in the 2023 Form 20-F to reflect any events that have occurred after its filing. References in this report to our consolidated financial statements shall be deemed to refer to our unaudited recast consolidated financial statements that are also included in this Form 6-K. The unaudited recast financial statements included in this Form 6-K speak as of the filing date of the 2023 Form 20-F and do not purport to reflect events occurring after the original filing date of the 2023 Form 20-F.
The following information should be read in conjunction with the information contained in the 2023 Form 20-F and the information contained in Diageo’s report on Form 6-K filed with the SEC on 30 January 2024 containing unaudited interim consolidated financial statements and related notes reported in US dollars, including disclosure in a note to such financial statements regarding the reason for the change in presentation currency of Diageo from sterling to US dollars.
Important Information
This document contains selected unaudited recast historical consolidated financial information of Diageo group (Diageo plc and its subsidiaries - Diageo) as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 reflecting a change in the presentation currency of Diageo from sterling to US dollars. This document is published in order to help the understanding of Diageo's past performance and financial position on a recast basis, in US dollars. Diageo's unaudited interim financial statements as at and for the six months ended 31 December 2023 used US dollars as the presentation currency.
This document also contains certain non-GAAP measures, including organic movements, calculated and reconciled to the relevant GAAP measure in US dollar. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein. Note that the re-presentation to US dollars did not result in any material change to the organic growth movements for any of the periods, geographical segments or key categories. See “Definitions and reconciliation of non-GAAP measures to GAAP measures” below for more information.
Change in the functional and presentation currency
Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc has changed from sterling to US dollars which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollars with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
The selected unaudited re-presented financial information included in this document has been derived from the consolidated financial statements and accounting records of Diageo for each of the years ended 30 June 2021, 30 June 2022 and 30 June 2023, prior to retrospectively applying the change in the presentation currency.
The selected historical financial information that was included in the consolidated financial statements of Diageo as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 was re-presented in US dollars following the translation methodology in IAS 21 - The Effects of Changes in Foreign Exchange Rates:
–assets and liabilities were translated into US dollars at the closing exchange rate prevailing at the relevant balance sheet date;
–the consolidated income statement and the consolidated statement of cash flows of non US dollar entities were translated into US dollars at weighted average exchange rates for the relevant period, which is consistent with the requirements of IAS21; except for subsidiaries in hyperinflationary economies that were translated with the closing rate at the end of the relevant period and for the substantial transactions that were translated at the rate on the date of the transaction (including acquisitions, disposals, impairment write off and dividends received and paid);

1	Diageo Recast unaudited historical financial information

–share capital, share premium, capital redemption reserve included in other reserves and own shares in the statement of changes in equity were translated into US dollars at the closing exchange rate at the relevant balance sheet date; exchange differences arising on the retranslation to closing rates were taken to the exchange reserve; and
–the cumulative foreign exchange translation reserve was set to zero on 1 July 2004, the date of transition to IFRS and this reserve was re-presented as if the group reported in US dollars since that date.
In preparing the selected unaudited re-presented financial information in US dollars included in this document, the exchange rates used in respect of sterling and euro per $1 were:

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
Sterling
Income statement and cash flows(1)	0.83	0.75	0.74
Assets and liabilities(2)	0.79	0.83	0.72
Euro
Income statement and cash flows(1)	0.96	0.89	0.84
Assets and liabilities(2)	0.93	0.96	0.84
(1)    Weighted average rates
(2)    Closing rates

Future dividend payments
Commencing with the interim dividend that was declared on 30 January 2024, Diageo's dividend is declared in US dollars. Holders of ordinary shares will continue to receive their dividends in sterling, but will have the option to elect to receive their dividends in US dollars. Holders of American Depositary Receipts (ADRs) will continue to receive dividends in US dollars.

1	Diageo Recast unaudited historical financial information

Unaudited consolidated income statement

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Sales	28,270	29,751	25,858
Excise duties	(7,715)	(9,235)	(8,667)
Net sales	20,555	20,516	17,191
Cost of sales	(8,289)	(7,923)	(6,803)
Gross profit	12,266	12,593	10,388
Marketing	(3,663)	(3,616)	(2,920)
Other operating items	(3,056)	(3,080)	(2,432)
Operating profit	5,547	5,897	5,036
Non-operating items	364	(88)	20
Finance income	409	661	377
Finance charges	(1,121)	(1,217)	(881)
Share of after tax results of associates and joint ventures	443	555	452
Profit before taxation	5,642	5,808	5,004
Taxation	(1,163)	(1,398)	(1,222)
Profit for the year	4,479	4,410	3,782

Attributable to:
Equity shareholders of the parent company	4,445	4,280	3,595
Non-controlling interests	34	130	187
	4,479	4,410	3,782

Weighted average number of shares	million	million	million
Shares in issue excluding own shares	2,264	2,318	2,337
Dilutive potential ordinary shares	7	7	8
	2,271	2,325	2,345

	cents	cents	cents
Basic earnings per share	196.3	184.6	153.8
Diluted earnings per share	195.7	184.1	153.3

2	Diageo Recast unaudited historical financial information

Unaudited consolidated statement of comprehensive income

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	(771)	820	21
Associates and joint ventures	16	6	5
Non-controlling interests	—	(1)	—
Tax on post employment benefit plans	193	(164)	(62)
Changes in the fair value of equity investments at fair value through other comprehensive income	(5)	(15)	—
	(567)	646	(36)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(906)	756	(1,191)
Associates and joint ventures	132	(570)	232
Non-controlling interests	(100)	(83)	28
Net investment hedges	499	(829)	1,093
Exchange loss recycled to the income statement
On disposal of foreign operations	15	143	—
On step acquisition	2	—	—
Tax on exchange differences - group	2	(21)	(1)
Tax on exchange differences - non-controlling interests	—	—	(2)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	7	309	(402)
Transaction exposure hedging of the group	328	(230)	137
Hedges by associates and joint ventures	29	(20)	(1)
Commodity price risk hedging of the group	(67)	104	56
Recycled to income statement - hedge of foreign currency debt of the group	65	(319)	236
Recycled to income statement - transaction exposure hedging of the group	(16)	57	13
Recycled to income statement - commodity price risk hedging of the group	(39)	(61)	(3)
Tax on effective portion of changes in fair value of cash flow hedges	(46)	42	(8)
Hyperinflation adjustments	229	431	(12)
Tax on hyperinflation adjustments	(49)	(87)	3
	85	(378)	178
Other comprehensive (loss)/income, net of tax, for the year	(482)	268	142
Profit for the year	4,479	4,410	3,782
Total comprehensive income for the year	3,997	4,678	3,924

Attributable to:
Equity shareholders of the parent company	4,063	4,632	3,711
Non-controlling interests	(66)	46	213
Total comprehensive income for the year	3,997	4,678	3,924

3	Diageo Recast unaudited historical financial information

Unaudited consolidated balance sheet

	30 June 2023		30 June 2022		30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Non-current assets
Intangible assets	14,506		14,401		14,962
Property, plant and equipment	7,738		7,076		6,741
Biological assets	197		114		93
Investments in associates and joint ventures	4,825		4,418		4,597
Other investments	71		45		56
Other receivables	39		45		50
Other financial assets	497		418		454
Deferred tax assets	178		138		139
Post employment benefit assets	1,210		1,878		1,414
		29,261		28,533		28,506
Current assets
Inventories	9,653		8,584		8,402
Trade and other receivables	3,427		3,549		3,315
Assets held for sale	—		269		—
Corporate tax receivables	292		180		202
Other financial assets	437		303		169
Cash and cash equivalents	1,813		2,765		3,821
		15,622		15,650		15,909
Total assets		44,883		44,183		44,415
Current liabilities
Borrowings and bank overdrafts	(2,142)		(1,842)		(2,589)
Other financial liabilities	(453)		(538)		(357)
Share buyback liability	—		(141)		(127)
Trade and other payables	(6,678)		(7,123)		(6,459)
Liabilities held for sale	—		(74)		—
Corporate tax payables	(170)		(305)		(203)
Provisions	(150)		(192)		(192)
		(9,593)		(10,215)		(9,927)
Non-current liabilities
Borrowings	(18,649)		(17,543)		(17,883)
Other financial liabilities	(941)		(850)		(534)
Other payables	(463)		(459)		(470)
Provisions	(306)		(312)		(380)
Deferred tax liabilities	(2,751)		(2,807)		(2,704)
Post employment benefit liabilities	(471)		(486)		(798)
		(23,581)		(22,457)		(22,769)
Total liabilities		(33,174)		(32,672)		(32,696)
Net assets		11,709		11,511		11,719

Equity
Share capital	898		875		1,030
Share premium	1,703		1,635		1,878
Other reserves	665		658		1,233
Retained earnings	6,590		6,267		5,446
Equity attributable to equity shareholders of the parent company		9,856		9,435		9,587
Non-controlling interests		1,853		2,076		2,132
Total equity		11,709		11,511		11,719

4	Diageo Recast unaudited historical financial information

Unaudited consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
At 30 June 2020	913	1,662	1,098	(2,382)	7,039	4,657	8,330	2,051	10,381
Other(1)	118	216	(27)	(307)	—	(307)	—	—	—
Profit for the year	—	—	—	—	3,595	3,595	3,595	187	3,782
Other comprehensive income/(loss)	—	—	161	—	(45)	(45)	116	26	142
Total comprehensive income for the year	—	—	161	—	3,550	3,550	3,711	213	3,924
Employee share schemes	—	—	—	80	(13)	67	67	—	67
Share-based incentive plans	—	—	—	—	66	66	66	—	66
Share-based incentive plans in respect of associates	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	12	12	12	—	12
Purchase of non-controlling interests	—	—	—	—	(19)	(19)	(19)	(35)	(54)
Associates' transactions with non-controlling interests	—	—	—	—	(123)	(123)	(123)	—	(123)
Change in fair value of put option	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme	(1)	—	1	—	(280)	(280)	(280)	—	(280)
Dividend declared in the year	—	—	—	—	(2,179)	(2,179)	(2,179)	(97)	(2,276)
At 30 June 2021	1,030	1,878	1,233	(2,609)	8,055	5,446	9,587	2,132	11,719
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey	—	—	—	—	349	349	349	—	349
Adjusted at 30 June 2021	1,030	1,878	1,233	(2,609)	8,404	5,795	9,936	2,132	12,068
Other(1)	(131)	(243)	40	334	—	334	—	—	—
Profit for the year	—	—	—	—	4,280	4,280	4,280	130	4,410
Other comprehensive (loss)/income	—	—	(639)	—	991	991	352	(84)	268
Total comprehensive (loss)/income for the year	—	—	(639)	—	5,271	5,271	4,632	46	4,678
Employee share schemes	—	—	—	52	67	119	119	—	119
Share-based incentive plans	—	—	—	—	79	79	79	—	79
Share-based incentive plans in respect of associates	—	—	—	—	5	5	5	—	5
Tax on share-based incentive plans	—	—	—	—	11	11	11	—	11
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	(15)	(15)	(15)	(8)	(23)
Unclaimed dividend	—	—	—	—	3	3	3	1	4
Change in fair value of put option	—	—	—	—	(45)	(45)	(45)	—	(45)
Share buyback programme	(24)	—	24	—	(3,004)	(3,004)	(3,004)	—	(3,004)
Dividend declared in the year	—	—	—	—	(2,286)	(2,286)	(2,286)	(95)	(2,381)
At 30 June 2022	875	1,635	658	(2,223)	8,490	6,267	9,435	2,076	11,511
Other(1)	36	68	(11)	(93)	—	(93)	—	—	—
Profit for the year	—	—	—	—	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)	—	—	5	—	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year	—	—	5	—	4,058	4,058	4,063	(66)	3,997
Employee share schemes	—	—	—	30	29	59	59	—	59
Share-based incentive plans	—	—	—	—	58	58	58	—	58
Share-based incentive plans in respect of associates	—	—	—	—	6	6	6	—	6
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	4	4	4	2	6
Purchase of non-controlling interests	—	—	—	—	(136)	(136)	(136)	(42)	(178)
Unclaimed dividend	—	—	—	—	1	1	1	—	1
Associates' transactions with non-controlling interests	—	—	—	—	(8)	(8)	(8)	—	(8)
Change in fair value of put option	—	—	—	—	(19)	(19)	(19)	—	(19)
Share buyback programme	(13)	—	13	—	(1,543)	(1,543)	(1,543)	—	(1,543)
Dividend declared in the year	—	—	—	—	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023	898	1,703	665	(2,286)	8,876	6,590	9,856	1,853	11,709
(1)    Includes amounts relating to foreign translation differences arising from the retranslation of reserves due to the change in the group’s presentation currency

5	Diageo Recast unaudited historical financial information

Unaudited consolidated statement of cash flows

	Year ended 30 June 2023		Year ended 30 June 2022		Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Cash flows from operating activities
Profit for the year	4,479		4,410		3,782
Taxation	1,163		1,398		1,222
Share of after tax results of associates and joint ventures	(443)		(555)		(452)
Net finance charges	712		556		504
Non-operating items	(364)		88		(20)
Operating profit		5,547		5,897		5,036
Increase in inventories	(810)		(984)		(597)
Decrease/(increase) in trade and other receivables	142		(502)		(602)
(Decrease)/increase in trade and other payables and provisions	(746)		1,245		1,645
Net (increase)/decrease in working capital		(1,414)		(241)		446
Depreciation, amortisation and impairment	1,297		1,064		604
Dividends received	271		238		391
Post employment payments less amounts included in operating profit	(31)		(119)		(40)
Other items	74		70		120
		1,611		1,253		1,075
Cash generated from operations		5,744		6,909		6,557
Interest received	157		146		120
Interest paid	(822)		(582)		(595)
Taxation paid	(1,443)		(1,260)		(1,150)
		(2,108)		(1,696)		(1,625)
Net cash inflow from operating activities		3,636		5,213		4,932
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	16		23		18
Purchase of property, plant and equipment and computer software	(1,417)		(1,457)		(844)
Movements in loans and other investments	(68)		(96)		(7)
Sale of businesses and brands	559		102		20
Acquisition of subsidiaries	(404)		(278)		(588)
Investment in associates and joint ventures	(112)		(86)		(52)
Net cash outflow from investing activities		(1,426)		(1,792)		(1,453)
Cash flows from financing activities
Share buyback programme	(1,673)		(2,985)		(153)
Net sale of own shares for share schemes	36		24		66
Purchase of treasury shares in respect of subsidiaries	—		(20)		—
Dividends paid to non-controlling interests	(117)		(108)		(104)
Proceeds from bonds	2,537		2,971		1,310
Repayment of bonds	(1,650)		(2,060)		(1,612)
Purchase of shares of non-controlling interests	(178)		—		(54)
Cash inflow from other borrowings	521		667		46
Cash outflow from other borrowings	(452)		(562)		(1,067)
Equity dividends paid	(2,065)		(2,300)		(2,179)
Net cash outflow from financing activities		(3,041)		(4,373)		(3,747)
Net decrease in net cash and cash equivalents		(831)		(952)		(268)
Exchange differences		(76)		(38)		55
Net cash and cash equivalents at beginning of the year		2,675		3,665		3,878
Net cash and cash equivalents at end of the year		1,768		2,675		3,665

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,813		2,765		3,821
Bank overdrafts		(45)		(90)		(156)
		1,768		2,675		3,665

6	Diageo Recast unaudited historical financial information

Additional information
Segmental information (unaudited)
The re-presented segmental information below for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 is unaudited. Please see note 2 to the financial statements included in the 2023 Form 20-F for segmental information in sterling for the years ended 30 June 2021, 30 June 2022 and 30 June 2023.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2023	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Sales	8,859	7,245	6,484	2,714	2,864	3,687	(3,687)	28,166	104	28,270
Net sales
At budgeted exchange rates(1)	8,109	4,526	4,134	2,200	2,186	3,943	(3,854)	21,244	115	21,359
Acquisitions and disposals	27	27	48	3	138	—	—	243	—	243
SC&P allocation	10	52	11	12	4	(89)	—	—	—	—
Retranslation to actual exchange rates	(37)	(537)	(352)	(56)	(289)	(167)	167	(1,271)	(11)	(1,282)
Hyperinflation	—	235	—	—	—	—	—	235	—	235
Net sales	8,109	4,303	3,841	2,159	2,039	3,687	(3,687)	20,451	104	20,555
Operating profit/(loss)
At budgeted exchange rates(1)	3,132	1,441	1,187	800	466	(42)	—	6,984	(392)	6,592
Acquisitions and disposals	(23)	(19)	7	—	37	—	—	2	(8)	(6)
SC&P allocation	3	(31)	(7)	(4)	(3)	42	—	—	—	—
Fair value remeasurement	122	34	—	1	—	—	—	157	—	157
Retranslation to actual exchange rates	(12)	(144)	(83)	(14)	(211)	—	—	(464)	3	(461)
Hyperinflation	—	31	—	—	—	—	—	31	—	31
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	—	—	6,710	(397)	6,313
Exceptional operating items	(118)	(12)	(581)	—	(55)	—	—	(766)	—	(766)
Operating profit/(loss)	3,104	1,300	523	783	234	—	—	5,944	(397)	5,547
Non-operating items										364
Net finance charges										(712)
Share of after tax results of associates and joint ventures										443
Profit before taxation										5,642

7	Diageo Recast unaudited historical financial information

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2022	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Sales	8,888	7,531	7,481	2,585	3,196	2,672	(2,672)	29,681	70	29,751
Net sales
At budgeted exchange rates(1)	8,037	4,398	3,887	2,007	2,292	2,829	(2,720)	20,730	74	20,804
Acquisitions and disposals	46	32	—	4	20	—	—	102	—	102
SC&P allocation	13	63	13	16	4	(109)	—	—	—	—
Retranslation to actual exchange rates	10	(510)	(63)	—	(78)	(48)	48	(641)	(4)	(645)
Hyperinflation	—	255	—	—	—	—	—	255	—	255
Net sales	8,106	4,238	3,837	2,027	2,238	2,672	(2,672)	20,446	70	20,516
Operating profit/(loss)
At budgeted exchange rates(1)	3,224	1,464	948	715	466	(31)	—	6,786	(343)	6,443
Acquisitions and disposals	(37)	14	—	—	(13)	—	—	(36)	—	(36)
SC&P allocation	(3)	(23)	(1)	(3)	(1)	31	—	—	—	—
Fair value remeasurement	43	48	—	(10)	—	—	—	81	—	81
Retranslation to actual exchange rates	41	(172)	—	10	(33)	—	—	(154)	26	(128)
Hyperinflation	—	14	—	—	—	—	—	14	—	14
Operating profit/(loss) before exceptional items	3,268	1,345	947	712	419	—	—	6,691	(317)	6,374
Exceptional operating items	(1)	(184)	(292)	—	—	—	—	(477)	—	(477)
Operating profit/(loss)	3,267	1,161	655	712	419	—	—	6,214	(317)	5,897
Non-operating items										(88)
Net finance charges										(556)
Share of after tax results of associates and joint ventures										555
Profit before taxation										5,808

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2021	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Sales	7,835	6,473	6,948	1,849	2,727	2,075	(2,075)	25,832	26	25,858
Net sales
At budgeted exchange rates(1)	6,963	3,250	3,227	1,482	1,942	2,050	(1,950)	16,964	25	16,989
Acquisitions and disposals	35	3	—	—	6	—	—	44	—	44
SC&P allocation	12	56	11	16	5	(100)	—	—	—	—
Retranslation to actual exchange rates	23	144	121	(85)	(46)	125	(125)	157	1	158
Net sales	7,033	3,453	3,359	1,413	1,907	2,075	(2,075)	17,165	26	17,191
Operating profit/(loss)
At budgeted exchange rates(1)	3,111	918	791	530	286	(121)	—	5,515	(275)	5,240
Acquisitions and disposals	(24)	(3)	—	—	—	—	—	(27)	—	(27)
SC&P allocation	(38)	(40)	(6)	(33)	(4)	121	—	—	—	—
Fair value remeasurement	(10)	(34)	—	—	—	—	—	(44)	—	(44)
Retranslation to actual exchange rates	(35)	20	31	(72)	(51)	—	—	(107)	(5)	(112)
Operating profit/(loss) before exceptional items	3,004	861	816	425	231	—	—	5,337	(280)	5,057
Exceptional operating items	—	(21)	—	—	—	—	—	(21)	—	(21)
Operating profit/(loss)	3,004	840	816	425	231	—	—	5,316	(280)	5,036
Non-operating items										20
Net finance charges										(504)
Share of after tax results of associates and joint ventures										452
Profit before taxation										5,004
(1)    These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)    The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.

8	Diageo Recast unaudited historical financial information

(b) Other segmental information

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Corporate and other	Total
Year ended 30 June 2023	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Purchase of property, plant and equipment and computer software	236	252	198	146	152	427	6	1,417
Depreciation and intangible asset amortisation	(114)	(118)	(75)	(22)	(95)	(161)	(12)	(597)
Exceptional impairment of tangible assets	(63)	3	(27)	—	—	—	—	(87)
Exceptional impairment of intangible assets	(36)	(31)	(546)	—	—	—	—	(613)
Year ended 30 June 2022
Purchase of property, plant and equipment and computer software	306	247	194	170	184	341	15	1,457
Depreciation and intangible asset amortisation	(107)	(121)	(124)	(21)	(106)	(157)	(15)	(651)
Exceptional impairment of tangible assets	—	(4)	—	—	—	—	—	(4)
Exceptional impairment of intangible assets	—	(119)	(290)	—	—	—	—	(409)
Year ended 30 June 2021
Purchase of property, plant and equipment and computer software	206	32	74	26	169	169	168	844
Depreciation and intangible asset amortisation	(101)	(43)	(81)	(22)	(107)	(169)	(81)	(604)

(c) Category and geographical analysis

	Category analysis					Geographical analysis
Year ended 30 June 2023	Spirits Re-presented $ million	Beer Re-presented $ million	Ready to drink Re-presented $ million	Other Re-presented $ million	Total Re-presented $ million	United States Re-presented $ million	India Re-presented $ million	Great Britain Re-presented $ million	Rest of world Re-presented $ million	Total Re-presented $ million
Sales(1)	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270
Non-current assets(2), (3)						7,328	2,265	3,665	14,118	27,376
Year ended 30 June 2022
Sales(1)	24,059	4,160	1,172	360	29,751	8,415	4,282	2,848	14,206	29,751
Non-current assets(2), (3)						7,137	2,899	2,920	13,143	26,099
Year ended 30 June 2021
Sales(1)	21,106	3,459	1,000	293	25,858	7,346	4,065	2,460	11,987	25,858
Non-current assets(2), (3)						6,004	3,559	2,946	13,990	26,499
(1)    The geographical analysis of sales is based on the location of third-party sales.
(2)    The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3)    The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

9	Diageo Recast unaudited historical financial information

Reported to organic movements
In this section, selected historical re-presented non-GAAP measures are published in order to help the understanding of Diageo's past performance and financial position in US dollars.
Unaudited re-presented reconciliations of reported to organic movements for net sales, marketing expenses and operating profit for the years ended 30 June 2023 and 2022 are set out in the tables below.
The re-presentation to US dollars did not result in any material change to organic growth movements for any of the periods, geographical segments or key categories.

Diageo

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	20,516	(1,246)	(154)	1,299	—	140	20,555	—
Marketing	3,616	(193)	21	203	1	15	3,663	1
Operating profit before exceptional items	6,374	(518)	(81)	431	77	30	6,313	(1)
Exceptional operating items(1)	(477)						(766)
Operating profit	5,897						5,547	(6)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	17,191	(644)	48	3,666	—	255	20,516	19
Marketing	2,920	(78)	34	718	(1)	23	3,616	24
Operating profit before exceptional items	5,057	(145)	(21)	1,342	127	14	6,374	26
Exceptional operating items(1)	(21)						(477)
Operating profit	5,036						5,897	17
North America

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	8,106	(38)	27	14	—	8,109	—
Marketing	1,595	(14)	20	29	1	1,631	2
Operating profit before exceptional items	3,268	(34)	(15)	(76)	79	3,222	(1)
Exceptional operating items(1)	(1)					(118)
Operating profit	3,267					3,104	(5)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	7,033	10	46	1,017	—	8,106	15
Marketing	1,263	1	33	299	(1)	1,595	26
Operating profit before exceptional items	3,004	37	(26)	200	53	3,268	9
Exceptional operating items(1)	—					(1)
Operating profit	3,004					3,267	9

10	Diageo Recast unaudited historical financial information

Europe

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	4,238	(530)	(11)	466	—	140	4,303	2
Marketing	764	(74)	3	57	—	15	765	—
Operating profit before exceptional items	1,345	(144)	(43)	138	(14)	30	1,312	(2)
Exceptional operating items(1)	(184)						(12)
Operating profit	1,161						1,300	12

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	3,453	(510)	6	1,034	—	255	4,238	23
Marketing	638	(62)	—	165	—	23	764	20
Operating profit before exceptional items	861	(179)	1	564	84	14	1,345	56
Exceptional operating items(1)	(21)						(184)
Operating profit	840						1,161	38
Asia Pacific

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	3,837	(334)	(136)	474	3,841	—
Marketing	651	(58)	—	62	655	1
Operating profit before exceptional items	947	(83)	(28)	268	1,104	17
Exceptional operating items(1)	(292)				(581)
Operating profit	655				523	(20)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	3,359	(66)	—	544	3,837	14
Marketing	564	(4)	—	91	651	15
Operating profit before exceptional items	816	(2)	—	133	947	16
Exceptional operating items(1)	—				(292)
Operating profit	816				655	(20)
Latin America and Caribbean

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	2,027	(61)	3	190	—	2,159	7
Marketing	324	(15)	1	45	—	355	10
Operating profit	712	(24)	—	83	12	783	10

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	1,413	1	4	609	—	2,027	43
Marketing	218	(2)	1	107	—	324	49
Operating profit	425	3	—	294	(10)	712	68

11	Diageo Recast unaudited historical financial information

Africa

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2023 Re-presented	Reported movement Re-presented %
Net sales	2,238	(273)	(37)	111	2,039	(9)
Marketing	266	(31)	(6)	6	235	(12)
Operating profit before exceptional items	419	(192)	13	49	289	(31)
Exceptional operating items(1)	—				(55)
Operating profit	419				234	(44)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2022 Re-presented	Reported movement Re-presented %
Net sales	1,907	(76)	(8)	415	2,238	17
Marketing	228	(11)	—	49	266	17
Operating profit	231	(21)	4	205	419	81
(1) For definition of exceptional operating items see page 14-15.
(2) See page 15-17 for definition and details of hyperinflationary adjustments.
(3) Fair value remeasurements. For further details see page 15.

12	Diageo Recast unaudited historical financial information

Definitions and reconciliation of non-GAAP
measures to GAAP measures
Explanatory notes
Unless otherwise stated, percentage movements given throughout this document for net sales, marketing spend, operating profit and operating margin are organic movements after retranslating re-presented current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.
Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the re-presented historical financial information in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2022 and 2021 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

13	Diageo Recast unaudited historical financial information

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.
Adjustment in respect of hyperinflation
Before 2022, organic results from hyperinflationary economies were translated at respective years’ actual rates which meant that organic movements were broadly in line with reported movements. A review of this methodology was completed in 2022 when Turkey became a hyperinflationary economy.
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.
Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Net sales
2022 reported (re-presented)	8,106	4,238	3,837	2,027	2,238	70	20,516
Exchange	(1)	7	18	(5)	16	1	36
Disposals	—	(38)	(184)	—	(175)	—	(397)
Hyperinflation	—	(95)	—	—	—	—	(95)
2022 adjusted (re-presented)	8,105	4,112	3,671	2,022	2,079	71	20,060
Organic movement	14	466	474	190	111	44	1,299
Acquisitions and disposals	27	27	48	3	138	—	243
Exchange	(37)	(537)	(352)	(56)	(289)	(11)	(1,282)
Hyperinflation	—	235	—	—	—	—	235
2023 reported (re-presented)	8,109	4,303	3,841	2,159	2,039	104	20,555
Organic movement %	—	11	13	9	5	62	6

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Net sales
2021 reported (re-presented)	7,033	3,453	3,359	1,413	1,907	26	17,191
Exchange	—	—	(3)	1	2	1	1
Disposals	—	(26)	—	—	(28)	—	(54)
2021 adjusted (re-presented)	7,033	3,427	3,356	1,414	1,881	27	17,138
Organic movement	1,017	1,034	544	609	415	47	3,666
Acquisitions and disposals	46	32	—	4	20	—	102
Exchange	10	(510)	(63)	—	(78)	(4)	(645)
Hyperinflation	—	255	—	—	—	—	255
2022 reported (re-presented)	8,106	4,238	3,837	2,027	2,238	70	20,516
Organic movement %	14	30	16	43	22	174	21

14	Diageo Recast unaudited historical financial information

Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Marketing
2022 reported (re-presented)	1,595	764	651	324	266	16	3,616
Exchange	(3)	16	2	(2)	(2)	(1)	10
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Disposals	—	(1)	—	—	(12)	—	(13)
Hyperinflation	—	(8)	—	—	—	—	(8)
2022 adjusted (re-presented)	1,593	771	653	322	252	15	3,606
Organic movement	29	57	62	45	6	4	203
Acquisitions and disposals	20	4	—	1	6	3	34
Exchange	(11)	(90)	(60)	(13)	(29)	—	(203)
Hyperinflation	—	23	—	—	—	—	23
2023 reported (re-presented)	1,631	765	655	355	235	22	3,663
Organic movement %	2	7	9	14	2	27	6

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Marketing
2021 reported (re-presented)	1,263	638	564	218	228	9	2,920
Exchange	—	(1)	2	—	(4)	(2)	(5)
Disposals	—	(1)	—	—	(3)	—	(4)
2021 adjusted (re-presented)	1,263	636	566	218	221	7	2,911
Organic movement	299	165	91	107	49	7	718
Acquisitions and disposals	33	1	—	1	3	—	38
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(1)	—	—	—	—	—	(1)
Exchange	1	(61)	(6)	(2)	(7)	2	(73)
Hyperinflation	—	23	—	—	—	—	23
2022 reported (re-presented)	1,595	764	651	324	266	16	3,616
Organic movement %	24	26	16	49	22	100	25

15	Diageo Recast unaudited historical financial information

Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate Re-presented $ million	Total Re-presented $ million
Operating profit before exceptional items
2022 reported (re-presented)	3,268	1,345	947	712	419	(317)	6,374
Exchange	(22)	—	—	(10)	19	(44)	(57)
Fair value remeasurement of contingent considerations and equity option	(43)	(48)	—	11	—	—	(80)
Acquisitions and disposals	8	(24)	(35)	—	(24)	—	(75)
Hyperinflation	—	(1)	—	—	—	—	(1)
2022 adjusted (re-presented)	3,211	1,272	912	713	414	(361)	6,161
Organic movement	(76)	138	268	83	49	(31)	431
Acquisitions and disposals	(23)	(19)	7	—	37	(8)	(6)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	122	34	—	1	—	—	157
Exchange	(12)	(144)	(83)	(14)	(211)	3	(461)
Hyperinflation	—	31	—	—	—	—	31
2023 reported (re-presented)	3,222	1,312	1,104	783	289	(397)	6,313
Organic movement %	(2)	11	29	12	12	(9)	7

Organic operating margin % (1)
2023 (re-presented)	38.6	30.8	28.5	36.0	21.1	n/a	30.9
2022 (re-presented)	39.6	30.9	24.8	35.3	19.9	n/a	30.7
Organic operating margin movement (bps)	(101)	(13)	363	72	126	n/a	15

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Operating profit before exceptional items
2021 reported (re-presented)	3,004	861	816	425	231	(280)	5,057
Exchange	(4)	(7)	(2)	(7)	12	(9)	(17)
Fair value remeasurement of contingent considerations and equity option	10	36	—	—	—	—	46
Acquisitions and disposals	11	(13)	—	—	17	—	15
2021 adjusted (re-presented)	3,021	877	814	418	260	(289)	5,101
Organic movement	200	564	133	294	205	(54)	1,342
Acquisitions and disposals	(37)	14	—	—	(13)	—	(36)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	43	48	—	(4)	—	—	87
Fair value remeasurement of biological assets	—	—	—	(6)	—	—	(6)
Exchange	41	(172)	—	10	(33)	26	(128)
Hyperinflation	—	14	—	—	—	—	14
2022 reported (re-presented)	3,268	1,345	947	712	419	(317)	6,374
Organic movement %	7	64	16	70	79	(19)	26

Organic operating margin % (1)
2022 (re-presented)	40.0	32.3	24.3	35.2	20.3	n/a	31.0
2021 (re-presented)	43.0	25.6	24.3	29.6	13.8	n/a	29.8
Organic operating margin movement (bps)	(295)	671	2	564	643	n/a	121

(i)    Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(1)    Organic operating margin calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
(2)    Organic movement % is calculated from re-presented, rounded figures, which has resulted in immaterial differences in the re-presented numbers for Corporate compared to those presented in the consolidated financial information of Diageo for the years ended 30 June 2021, 30 June 2022 and 30 June 2023.

16	Diageo Recast unaudited historical financial information

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2023, 30 June 2022 and 30 June 2021 are set out in the tables below:

	30 June 2023	30 June 2022	30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Profit attributable to equity shareholders of the parent company	4,445	4,280	3,595
Exceptional operating and non-operating items	402	565	1
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(226)	(40)	113
Exceptional items attributable to non-controlling interests	(173)	(125)	2
Profit attributable to equity shareholders of the parent company before exceptional items	4,448	4,680	3,711

Weighted average number of shares	million	million	million
Shares in issue excluding own shares	2,264	2,318	2,337
Dilutive potential ordinary shares	7	7	8
Diluted shares in issue excluding own shares	2,271	2,325	2,345

	cents	cents	cents
Basic earnings per share before exceptional items	196.5	201.9	158.8
Diluted earnings per share before exceptional items	195.9	201.3	158.3
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2023, 30 June 2022 and 30 June 2021 are set out in the table below:

	2023	2022	2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Net cash inflow from operating activities	3,636	5,213	4,932
Disposal of property, plant and equipment and computer software	16	23	18
Purchase of property, plant and equipment and computer software	(1,417)	(1,457)	(844)
Movements in loans and other investments	(68)	(96)	(7)
Free cash flow	2,167	3,683	4,099

17	Diageo Recast unaudited historical financial information

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2023, 30 June 2022 and 30 June 2021 are set out in the table below (unaudited):

	2023	2022	2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Borrowings due within one year	2,142	1,842	2,589
Borrowings due after one year	18,649	17,543	17,883
Fair value of foreign currency derivatives and interest rate hedging instruments	40	(88)	(323)
Lease liabilities	564	575	504
Less: Cash and cash equivalents	(1,813)	(2,765)	(3,821)
Net borrowings	19,582	17,107	16,832
Post employment benefit liabilities before tax	471	486	798
Adjusted net borrowings	20,053	17,593	17,630

Profit for the year	4,479	4,410	3,782
Taxation	1,163	1,398	1,222
Net finance charges	712	556	504
Depreciation, amortisation and impairment (excluding exceptional impairment)	597	655	604
Exceptional impairment	700	409	—
EBITDA	7,651	7,428	6,112
Exceptional operating items (excluding impairment)	66	64	21
Non-operating items	(364)	88	(20)
Adjusted EBITDA	7,353	7,580	6,113
Adjusted net borrowings to adjusted EBITDA	2.7	2.3	2.9
.

18	Diageo Recast unaudited historical financial information

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to future dividend payments.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including elevated geopolitical instability as a result of conflict in the Middle East and macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to derive the expected benefits from its business strategies, including Diageo’s investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo’s products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xix) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2023 and in our Annual Report on Form 20-F for the year ended 30 June 2023.
Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the London Stock Exchange or the SEC.
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2024.

19	Diageo Recast unaudited historical financial information

Contacts

Investor enquiries to:	Durga Doraisamy	+44 (0)7902 126906
	Andy Ryan	+44 (0)7803 854842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media enquiries to:	Brendan O’Grady	+44 (0)7812 183750
	Clare Cavana	+44 (0)7751 742072
	Isabel Batchelor	+44 (0)7731 988857
press@diageo.com
About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.
Celebrating life, every day, everywhere
Diageo plc LEI: 213800ZVIELEA55JMJ32

20	Diageo Recast unaudited historical financial information

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar
Title: Chief Financial Officer

30 January 2024

21	Diageo Recast unaudited historical financial information